Final Execution Copy

KAMI GENERAL PARTNER LIMITED

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ALDERON IRON ORE CORP.

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HBIS INTERNATIONAL HOLDING (CANADA) CO., LTD.

SHAREHOLDERS AGREEMENT

August 31, 2012

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions.	2
1.2	Defined Terms in the Partnership Agreement.	5
1.3	Headings and Table of Contents.	5
1.4	Number and Gender.	6
1.5	Currency.	6
1.6	Business Days.	6
1.7	Calculation of Time.	6
1.8	Entire Agreement.	6
1.9	Other Interpretation.	6
1.10	Schedules.	7
ARTICLE 2 THE CORPORATION		7
2.1	Representations and Warranties of the Corporation.	7
2.2	Business of the Corporation.	8
2.3	Place of Business.	8
ARTICLE 3 SHARES AND SHAREHOLDERS		8
3.1	Representations and Warranties of Shareholders.	8
3.2	New Shareholders.	8
3.3	Termination of Shareholder.	9
3.4	No Transfer or Encumbering of Shares.	10
3.5	Share Capital and Corporate Changes.	10
3.6	Legended Share Certificates.	10
3.7	Lost Share Certificate.	11
3.8	Dealings with Registered Holder.	11
ARTICLE 4 BOARD OF DIRECTORS		11
4.1	Duties.	11
4.2	Number of Directors.	11

4.3	Nominations, Replacement and Removal of Board Nominees.	11
4.4	Effectiveness of Directors’ Actions.	12
4.5	Frequency of Meetings.	12
4.6	Notice of Meeting.	12
4.7	Quorum.	12
4.8	Adjournment.	12
4.9	Chairman.	13
4.10	Compensation and Expense Reimbursement.	13
4.11	Minutes.	13
ARTICLE 5 OFFICERS AND SENIOR PERSONNEL; QUALIFIED INDIVIDUALS		13
5.1	Qualified Individuals.	13
5.2	Officers.	13
5.3	Hebei Management Participants	13
ARTICLE 6 CORPORATE GOVERNANCE		14
6.1	Approval of the Board.	14
6.2	Matters Requiring Approval by Hebei Nominee	16
6.3	Internal Controls.	17
6.4	Cost-Efficient Conduct of the Business.	17
ARTICLE 7 FINANCIAL AND ACCOUNTING PRACTICES		17
7.1	Fiscal Year.	17
7.2	Books of Account.	17
7.3	Quarterly Financial Statements.	18
7.4	Audited Annual Financial Statements.	18
7.5	Shareholders’ Right of Inspection and Inquiry.	18
ARTICLE 8 DIVIDENDS		19
8.1	Dividend Policy.	19
ARTICLE 9 CONFIDENTIALITY		19
9.1	Confidentiality.	19
9.2	Reasonableness, Remedies, Etc.	21
9.3	Covenants of the Essence, Survival, No Set-Off.	21

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ARTICLE 10 TERM OF AGREEMENT		21
10.1	Term.	21
ARTICLE 11 IMPLEMENTATION OF AGREEMENT		22
11.1	Facilitation.	22
11.2	Conflict; Paramountcy.	22
ARTICLE 12 ARBITRATION		22
12.1	Arbitration.	22
ARTICLE 13 NOTICES		23
13.1	Notices.	23
ARTICLE 14 GENERAL		24
14.1	No Unanimous Shareholders Agreement, Etc.	24
14.2	Amendment.	25
14.3	Further Assurances.	25
14.4	No Waiver.	25
14.5	Severability.	25
14.6	Counterparts.	26
14.7	Successors; No Assigns.	26
14.8	No Third Party Beneficiaries.	26
14.9	No Partnership.	26
14.10	Law of Interpretation.	26
14.11	English Language.	26
SCHEDULE “A”		1

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SHAREHOLDERS AGREEMENT

THIS AGREEMENT made with effect on August 31, 2012

BETWEEN:

KAMI GENERAL PARTNER LIMITED, a corporation

incorporated under the laws of Ontario

(hereinafter called the “Corporation”)

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ALDERON IRON ORE CORP., a corporation

incorporated under the laws of British Columbia

(hereinafter called “Alderon”)

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HBIS INTERNATIONAL HOLDING (CANADA) CO., LTD., a corporation incorporated under the laws of British Columbia

(hereinafter called “Hebei Sub”)

WHEREAS:

A.
The Corporation has an authorized capital consisting of 1,000,000 common shares of which Alderon and the Hebei Sub shall be allocated shares proportionately in accordance with each party’s relative interest in the Partnership.

B.	The Corporation is the managing general partner in the Partnership and each Shareholder is a partner in the Partnership.

C.
The purpose of this Agreement is to provide for the election of a board of directors of the Corporation, the appointment of officers of the Corporation, reporting obligations and certain other matters in accordance with this Agreement and the Partnership Agreement.

D.	No Shareholder intends, by virtue of or pursuant to this Agreement or otherwise, to take part in the control of the business of the Partnership.

NOW THEREFORE, in consideration of the terms and conditions set out in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1Definitions.

For the purposes of this Agreement (including the recitals hereto), unless there is an express provision to the contrary or unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (Ontario) as amended and in force from time to time, and the regulations adopted thereunder;

(b)
“Agreement”, “this Agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions means or refers to this Agreement and any and all agreements in writing between the parties amending this Agreement or supplemental or ancillary hereto and the expressions “Article” or “Section” followed by a number, mean and refer to the specified Article or Section of this Agreement;

(c)
“Alderon Subscription Agreement” means the subscription agreement dated April 13, 2012, as amended on August 13, 2012, between Alderon and Hebei providing, inter alia, for the subscription by Hebei for common shares in the capital of Alderon;

(d)	“Annual Budget and Work Plan” has the meaning set out in Section 6.1(b);

(e)
“Applicable Laws” means applicable laws, statutes, by-laws, rules, regulations, orders, ordinances,  codes, guidelines, treaties, policies, notices, directions, decrees, judgments or awards, of any Governmental Authority, in each case having the force of law;

(f)
“Approved Annual Budget and Work Plan” means, the Initial Budget and Work Plan and, in any Fiscal Year of the Partnership, any other annual budget and work plan approved by the Board in accordance with this Agreement;

(g)	“Arm’s Length” has the meaning ascribed to such term by the Tax Act;

(h)	“Articles” means the certificate and articles of incorporation of the Corporation dated August 30, 2012 , as amended from time to time;

(i)
“Auditors” means such firm of chartered accountants or other audit certified licensed public accountants of generally recognized standing in Ontario, as may be appointed by the Shareholders in accordance with the Act;

(j)	“Board” means the board of directors of the Corporation;

(k)
“Business” means the Corporation’s business of carrying on the business of the Partnership in accordance with the Partnership Agreement and Applicable Laws, and the operations, activities and affairs of the Corporation ancillary thereto;

(l)
“Business Day” means any day other than a Saturday, Sunday or any other day on which major commercial banks in Toronto, Ontario or the People’s Republic of China are not open for business during normal business hours;

(m)	“By-laws” means the by-laws of the Corporation in force and effect from time to time;

(n)	“Capital Contributions” has the meaning set out in the Partnership Agreement;

(o)	“Commercial Production” has the meaning set out in the Partnership Agreement;

(p)	“Confidential Information” has the meaning set out in Section 9.1;

(q)	“Extraordinary Resolution” has the meaning set out in the Partnership Agreement;

(r)	“Feasibility Study” has the meaning set out in the Partnership Agreement;

(s)	“Fiscal Year” means the financial year of the Corporation as determined in accordance with Section 7.1;

(t)	“General Partners” means the General Partners of the Partnership and “General Partner” means any one of them;

(u)
“Governmental Authority” means any federal, provincial or municipal government, parliament or legislature, or any regulatory authority, agency, tribunal, commission, board or department of any such government, parliament or legislature, or any court or other law, by-law, regulation or rule-making entity, each having jurisdiction in the relevant circumstances, including any Person acting under the authority of a Governmental Authority;

(v)	“Hebei” means Hebei Iron & Steel Group Co., Ltd.;

(w)	“Hebei Nominee” means each Nominee of Hebei Sub elected to the Board pursuant to Section 4.3;

(x)
“IFRS” means International Financial Reporting Standards and refers to the accounting framework, standards and interpretations issued by the International Accounting Standards Board, as updated and amended from time to time, and comprise International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations (as issued by the IFRS Interpretations Committee) and SIC interpretations (as issued by the Standing Interpretations Committee;

(y)	“including” means including without limitation, and “includes” has a corresponding meaning;

(z)	“Initial Budget and Work Plan” has the meaning set out in the Management Agreement;

(aa)
“Investor Rights Agreement” means the agreement between Alderon, Hebei and HBIS International Holding (Luxembourg) Co. S.à r.l. entered into as of the date hereof in accordance with the provisions of the Alderon Subscription Agreement;

(bb)	“Limited Partners” means the Limited Partners of the Partnership and “Limited Partner” means any one of them;

(cc)
“Management Agreement” means the Management Agreement dated the Closing Date between the Partnership and Alderon, as the same may be duly and properly amended, modified, supplemented or restated from time to time;

(dd)
“Net Income” in respect of any period means the net income (loss), as the case may be, of the Corporation in respect of such period as determined in accordance with IFRS applied on a basis consistent with prior periods;

(ee)	“Nominator” has the meaning set out in Section 4.3(a);

(ff)	“Nominee” has the meaning set out in Section 4.3(a);

(gg)
“Off Take Agreement” means the iron ore purchase agreement dated the date hereof entered into between the Partnership and Hebei for the sale by the Partnership and the purchase by Hebei of iron ore concentrate produced from the Kami Property;

(hh)	“parties” means at any time the parties hereto collectively and “party” means any one of them;

(ii)	“Partnership” means The Kami Mine Limited Partnership, a limited partnership formed under the laws of the Province of Ontario on August 30, 2012;

(jj)
“Partnership Agreement” means the limited partnership agreement dated the date hereof in respect of the Partnership, among inter alia the Corporation as the managing general partner and each of the Shareholders as partners;

(kk)
“Person” or “person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization or association, the government of a country or any political subdivision thereof or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity;

(ll)	“Proportionate Interest” has the meaning set out in the Partnership Agreement;

(mm)
“Qualified Individual” means an individual who acknowledges to the Corporation in writing that he or she has reviewed the Articles, the By-laws, this Agreement and the Partnership Agreement and is aware of his or her duties under the Act to:

(i)	act honestly and in good faith with the view to the best interests of the Corporation; and

(ii)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(nn)
“Senior Personnel” means any employee, independent contractor, agent or other representative duly authorized to and acting on behalf of the Corporation and taking part in the control of the business of the Partnership within the meaning of the Limited Partnerships Act (Ontario);

(a)
“Shareholders” means, collectively, Alderon and Hebei Sub and any Person to whom Shares may be transferred or issued in accordance with this Agreement, who at the time of determination in question holds Shares, and a “Shareholder” means any one of them;

(b)	“Shares” means the common shares in the capital of the Corporation;

(c)	“Tax Act” means the Income Tax Act (Canada), as amended and in force from time to time, and the regulations adopted thereunder;

(d)	“Terminating Event” has the meaning set out in Section 3.3(a);

(e)	“Terminated Shareholder” has the meaning set out in Section 3.3(a);

(f)
“Transaction Agreements” means this Agreement, the Partnership Agreement, the Alderon Subscription Agreement, the Off Take Agreement, the Management Agreement, the Investor Rights Agreement and the Transfer Pricing Agreement;

(g)
“Transfer” means any sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation, alienation, grant of a security interest or other transaction, whether voluntary, involuntary, or by operation of law, by which, directly or indirectly, the legal or beneficial ownership of, or any security or other interest in such security passes from one person to another person or to the same person in a different capacity, whether or not for value;

(h)	“Transfer Pricing Agreement” means the agreement dated the date hereof between Alderon and Hebei with respect to the undertaking of a transfer pricing study; and

(i)	“Units” has the meaning set out in the Partnership Agreement.

1.2Defined Terms in the Partnership Agreement.

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Partnership Agreement.

1.3    Headings and Table of Contents.

The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings and any table of contents provided are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4       Number and Gender.

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.5       Currency.

Except as otherwise expressly provided in this Agreement, all monetary amounts referred to in this Agreement are stated in Canadian dollars.

1.6     Business Days.

If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day in the place where payment is due, then such payment or action shall be made or taken on the next Business Day thereafter.

1.7     Calculation of Time.

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 11:59 p.m. (Toronto time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period will terminate at 11:59 p.m. (Toronto time) on the next Business Day.

1.8   Entire Agreement.

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent dated February 24, 2012 and the Confidentiality Agreement dated April 7, 2011.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

1.9       Other Interpretation.

For all purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires:

(a)
all accounting terms not otherwise defined herein have the meanings assigned to them by, and all calculations to be made hereunder or financial statements to be prepared are to be made or prepared in accordance with, IFRS;

(b)
any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations;

(c)
any reference to Shares includes:  (i) any shares or other securities into which the Shares may be converted, changed, re-classified, divided, re-designated, subdivided or consolidated; (ii) any shares or other securities which may be converted, exchanged, changed, re-classified, divided, re-designated, subdivided or consolidated into Shares; (iii) any Shares which are subsequently issued by the Corporation whether by way of a stock dividend, distribution or otherwise; and (iv) any shares or other securities of the Corporation or of any successor or continuing corporation to the Corporation which may be received by the Shareholders on a reorganization, amalgamation, consolidation or merger, statutory or otherwise; and

(d)
any reference to an “approval”, “authorization” or “consent” of the Corporation or any Shareholder means the written approval, written authorization or written consent of the Corporation or such Shareholder.

1.10    Schedules.

The Schedule “A” (Shareholdings) to this Agreement is the sole schedule hereto and is incorporated into this Agreement by reference and deemed to be a part hereof.

ARTICLE 2
THE CORPORATION

2.1    Representations and Warranties of the Corporation.

The Corporation hereby represents and warrants to and covenants with each Shareholder that:

(a)
it is a corporation duly incorporated and organized and is a subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	it has obtained all corporate and other authorizations required to be obtained for the execution, delivery and performance of this Agreement;

(c)
this Agreement has been duly executed and delivered by it and is a valid and binding obligation of it, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
none of the execution, delivery or performance by it of its obligations under this Agreement conflicts with, or results in the breach of, any covenant or agreement contained in, or constitutes a default under, or results in the creation of, any encumbrance, lien or charge under the provisions of its constating documents or any indenture, agreement or other instrument to which it is a party or by which it is bound or to which it is subject or contravenes any Applicable Laws.

2.2     Business of the Corporation.

The Corporation shall not carry on any activity or business other than the Business.

2.3       Place of Business.

The principal place of business of the Partnership (and the Corporation) shall be at the address of the Corporation provided for in Section 13.1 hereof or such other location as the Corporation may determine from time to time.

ARTICLE 3
SHARES AND SHAREHOLDERS

3.1       Representations and Warranties of Shareholders.

Each Shareholder hereby represents and warrants to and covenants with each other Shareholder and the Corporation that:

(a)	it is a Limited Partner or a General Partner;

(b)
it is and shall continue to be a duly incorporated and organized and subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(c)	it has obtained all corporate and other authorizations required to be obtained for the execution, delivery and performance of this Agreement;

(d)	it is not a “non-resident” within the meaning of the Tax Act and covenants to remain a resident of Canada for purposes of the Tax Act;

(e)
this Agreement has been duly executed and delivered by it and is a valid and binding obligation of it, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(f)
none of the execution, delivery or performance by it of its obligations under this Agreement conflicts with, or results in the breach of, any covenant or agreement contained in, or constitutes a default under, or results in the creation of, any encumbrance, lien or charge under the provisions of its constating documents or any indenture, agreement or other instrument to which it is a party or by which it is bound or to which it is subject or contravenes any Applicable Laws.

3.2       New Shareholders.

(a)
Promptly upon the admission of any Person as a new Limited Partner or General Partner under the Partnership Agreement, subject to subsection (b), the parties will amend this Agreement, as determined by the Limited Partners and General Partners and take such further actions as are necessary, to allow such new Limited Partner or General Partner to become a Shareholder holding such number of Shares as reflects its Proportionate Interest in the Partnership, all in accordance with the terms of the Partnership Agreement.

(b)
Each issuance of Shares is subject to the condition that each subscriber therefor shall be a Limited Partner or a General Partner and shall agree in writing to be bound by the terms of this Agreement and shall become a signatory thereto.  Such subscriber shall deliver to the Secretary of the Corporation a signed copy of this Agreement and the Secretary shall forward a copy of the signed Agreement to each Limited Partner and General Partner.

3.3       Termination of Shareholder.

(a)
Upon a Shareholder ceasing to be a Limited Partner, or in the case of Alderon, a General Partner or a Limited Partner (a “Terminating Event” and such Limited Partner or General Partner a “Terminated Shareholder”):

(i)	the Terminated Shareholder’s Shares shall be, and shall be deemed to be, immediately sold by the Terminated Shareholder to, and repurchased by, the Corporation for a price of $1.00, and cancelled; and

(ii)	the Terminated Shareholder shall have no rights or obligations hereunder in respect of any time following the Terminating Event (except pursuant to this Section 3.3 and Section 9.1).

(b)
If the Terminated Shareholder fails to complete the transaction of purchase and sale referred to in Section 3.3(a), then the $1.00 amount which the Corporation would otherwise be required to pay to the Terminated Shareholder may be deposited by the Corporation into a trust account in the name of the Terminated Shareholder at the bank branch used by the Corporation.  Upon making such deposit and giving the Terminated Shareholder notice thereof, the purchase of the Terminated Shareholder’s Shares by the Corporation shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to such Shares shall be and be deemed to be transferred and assigned to and vested in the Corporation.  The Terminated Shareholder shall be entitled to receive the $1.00 amount deposited in the trust account upon satisfying its obligations under this Agreement.

(c)
In connection with the sale of any Share pursuant to this Section 3.3, if the Terminated Shareholder defaults in executing and delivering any document in accordance with the terms hereof or completing the purchase and sale as contemplated herein, and in connection with the purchase for cancellation or issuance of Shares pursuant to Section 3.5, each Shareholder hereby irrevocably nominates, constitutes and appoints the Corporation as its true and lawful attorney and agent, in accordance with the Powers of Attorney Act (Ontario) for, in the name of and on behalf of the applicable Shareholder to execute and deliver all such assignments, transfers, deeds or instruments as may be necessary to effectively transfer and assign the Shares being sold to the Corporation or to issue the applicable Shares, and in accordance with the Powers of Attorney Act (Ontario), each Shareholder declares that this power of attorney may be exercised during any subsequent legal incapacity on its part. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the dissolution, winding up, bankruptcy or insolvency of such Shareholder and each party hereby ratifies, confirms and agrees to ratify and confirm all that the Corporation may lawfully do or cause to be done by virtue of such power of attorney.

3.4       No Transfer or Encumbering of Shares.

Except as expressly provided in Sections 3.2, 3.3 or 3.5, or in conjunction with a Transfer of its Units by a Partner pursuant to and in accordance with the terms of the Partnership Agreement, no Shareholder may Transfer all or any part of or interest in its Shares.  Any Transfer of Shares other than pursuant to Sections 3.3 or 3.5 shall be, and be deemed to be, void.  Each Shareholder is required to transfer to any Person to which it Transfers its Units (other than by way of security only) its Shares in the same proportion as the proportion of its Units sold to such Person, subject to the provisions of Section 3.2, and the provisions of Section 3.3(c) apply mutatis mutandis in the event of the failure of a Shareholder to effect such Transfer.

3.5       Share Capital and Corporate Changes.

The Shareholders acknowledge that as at the date hereof, each Shareholder is the beneficial owner and owner of record of the number of Shares set forth opposite such Shareholder’s name on Schedule “A”.  The Shareholders acknowledge that their shareholdings set out in Schedule “A” mirror their Proportionate Interests pursuant to the Partnership Agreement.  If their relative Proportionate Interests change at any time pursuant to the provisions of the Partnership Agreement, their relative shareholdings shall be reduced or increased hereunder, as applicable, such that their shareholdings hereunder shall continue to mirror their Proportionate Interests pursuant to the Partnership Agreement from time to time.  Such additions or deletions shall be effected by way of the purchase for cancellation for nominal consideration, as determined by the Directors, of the applicable number of Shares of the Shareholder whose shareholding is to be reduced and by the issuance for nominal consideration, as determined by the Directors, of the applicable number of Shares to the Shareholder whose shareholding is to be increased.

If Hebei Sub ceases to be a Limited Partner in accordance with the provisions of Section 3.4 of the Partnership Agreement, Hebei Sub shall immediately tender its Shares to the Corporation to be purchased for cancellation for the sum of $1.00.  Upon such cancellation, this Agreement shall terminate and be of no further force and effect and none of the parties shall have any further liability to one another in respect of the provisions hereof.

3.6       Legended Share Certificates.

All certificates representing Shares shall have endorsed thereon in easily legible characters the following notation:

“The Shares represented by this certificate are subject to the provisions of a Shareholders Agreement dated August 31, 2012 and may not be transferred or encumbered except in compliance with the terms and conditions thereof.”

3.7       Lost Share Certificate.

Where a Shareholder claims that a share certificate representing the Shares registered in the name of such Shareholder has been defaced, lost, apparently destroyed or wrongly taken, the Corporation shall cause a new share certificate to be issued in substitution therefor if, in the case of a defaced share certificate, such certificate is first surrendered to the Corporation and otherwise if such Shareholder (a) files with the Corporation a form of proof of loss and an indemnity bond in a form and in an amount satisfactory to indemnify and hold harmless the Corporation from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new share certificate and (b) satisfies such other requirements as may reasonably be imposed by the Corporation.

3.8       Dealings with Registered Holder.

The Corporation is entitled to treat the person in whose name any share certificate is registered as the absolute owner thereof and of the Shares represented thereby.  The receipt by the Person in whose name any Shares is registered shall be a sufficient discharge for all monies, securities, other property payable or notices, issuable or deliverable in respect of such Shares and from all liability in respect thereof.

ARTICLE 4
BOARD OF DIRECTORS

4.1       Duties.

Subject to the provisions of the Act, the overall supervision and control of all matters relating to the Business shall be vested in the Board.  The parties expressly acknowledge that the Board’s authority is not limited to those matters referred to in Section 6.1 hereof.

4.2       Number of Directors.

The Board shall consist of four directors who shall be nominated and elected as provided in Section 4.3.

4.3      Nominations, Replacement and Removal of Board Nominees.

(a)
Alderon and Hebei Sub (each, a “Nominator”) shall be permitted, by notice to the Corporation, to nominate three Qualified Individuals and one Qualified Individual respectively as its nominees (each, a “Nominee”) to be elected and serve as directors on the Board. Alderon agrees that at least one of its Nominees shall be a resident Canadian. Each Nominee shall be an individual qualified to act as a director under the Act.

(b)
A Nominee shall be removed from the Board: (i) at any time and for any reason whatsoever upon delivery of notice by the Nominator to the Corporation requesting the removal of such Nominee; or (ii) upon such Nominee ceasing to be qualified to act as a director under the Act.

(c)
In the event of a vacancy occurring on the Board for any reason whatsoever, such vacancy shall be filled with the Nominee of the Nominator which nominated the former Nominee whose loss of office created the vacancy.

(d)
Notwithstanding any notice or other requirements contained herein, each of which shall be deemed to be waived in this regard, the initial directors shall be: Mark Morabito, Tayfun Eldem, Bernard Potvin and Zhang Congshan and the initial election of such directors pursuant to this Section 4.3(d) shall be deemed to be in compliance with the other provision of this Section 4.3.

4.4       Effectiveness of Directors’ Actions.

Unless otherwise provided in this Agreement, all decisions of the Board shall be effective only if approved by a majority of the votes cast at a meeting of the Board or by a written resolution signed by all of the directors.

4.5       Frequency of Meetings.

The Board shall meet not less than once in each quarter of the Corporation’s Fiscal Year, at such location as the Board shall decide from time to time.  In addition, directors constituting a quorum of the Board may, at any time, call a meeting of the Board for the transaction of any business, the nature of which is specified in reasonable detail in the notice calling the meeting.

4.6       Notice of Meeting.

Unless all directors are present or those absent waive notice, all meetings of the Board shall be held upon not less than seven Business Days’ prior notice to the directors and otherwise in accordance with the By-laws.  Each notice of meeting shall state the time and place or means of the meeting and state, or be accompanied by an agenda containing, reasonable details of the matters to be discussed or acted upon.

4.7       Quorum.

Subject to Section 4.8, a quorum at meetings of the Board shall be constituted by the presence or telephone participation of three directors, provided however that at least one such director shall be a Hebei Nominee. At the request of any Director, a Director shall be entitled to participate in a meeting of the Board by means of such telephone, electronic or other communications facilities as permit all Directors participating in the meeting to communicate with each other simultaneously and instantaneously, and a Director participating in such a meeting by such means is deemed to be present at the meeting.

4.8       Adjournment.

In the event that a quorum is not present at or participating in a meeting of the Board, those directors present or participating by telephone may adjourn the meeting to a specified place at a specified time on a specified Business Day not less than five Business Days and not more than 15 Business Days later. The directors present or participating by telephone at the adjourned meeting shall give notice of such new meeting to the other directors by telecopier or other means of electronic communication in accordance with this Agreement, as soon as practicable and in any event not more than three Business Days after the adjournment. Only matters scheduled to be acted upon at the adjourned meeting may be acted upon at the reconvened meeting. For greater certainty, a quorum at such reconvened meeting shall be constituted by those directors present thereat or participating by telephone therein and need not be as prescribed in Section 4.7.

4.9          Chairman.

The chairman of the Board shall be appointed by the Board and shall be a director nominated by Alderon to serve until replaced or removed by the Board.  The chairman of the Board shall not be entitled to a second, extra or casting vote in the case of a tie vote at any meeting.

4.10        Compensation and Expense Reimbursement.

Directors shall be reimbursed for reasonable out-of-pocket expenses incurred in connection with their service to the Corporation, as approved by the Board.

4.11        Minutes.

The Secretary of the Corporation shall cause minutes of all meetings of the Board to be prepared and shall cause copies of all minutes and of all resolutions passed by the Board to be provided to each director within 10 Business Days after any meeting is held or any resolution is passed, as the case may be.

ARTICLE 5
OFFICERS AND SENIOR PERSONNEL; QUALIFIED INDIVIDUALS

5.1     Qualified Individuals.

Only Qualified Individuals may be elected, appointed, employed, retained or otherwise engaged and serve as directors, officers or Senior Personnel of the Corporation.

5.2         Officers.

The offices and, subject to Section 5.1, the officers and Senior Personnel of the Corporation from time to time shall be as set out below:

-	Chairman of the Board
-	President
-	Chief Financial Officer
-	one or more Vice Presidents
-	Secretary

5.3   Hebei Management Participants

Hebei Sub shall have the right to appoint up to two members to the management of the Corporation as long as it holds not less than a 20% Proportionate Interest in the Partnership.

ARTICLE 6
CORPORATE GOVERNANCE

6.1       Approval of the Board.

Subject to Sections 2.2 and 6.2 of this Agreement, but notwithstanding any other provision of this Agreement, all material transactions, matters or proposals concerning the Corporation which for greater certainty, includes any such material transactions, matters or proposals relating to the Corporation in its capacity as Managing General Partner of the Partnership and assets which are held legally or beneficially by the Corporation in such capacity, shall first be referred to and authorized by simple majority approval of the Board, including the following:

(a)
the Initial Budget and Work Plan, provided that the aggregate capital expenditures set out in the Initial Budget and Work Plan do not exceed the aggregate capital expenditures set out in the Feasibility Study by greater than 15% (without reference to the range of accuracy), in which case the Initial Budget  and Work Plan shall be approved pursuant to Section 6.2;

(b)	annual budgets and work plans, and any amendments thereto, for each Fiscal Year following Commercial Production, subject to Section 6.2 (each an “Annual Budget and Work Plan”);

(c)
the entering into of any operating line of credit or incurring any other indebtedness by the Corporation for borrowed funds, and any guarantee of any material indebtedness, liability or obligation of any other Person;

(d)
any material agreement, commitment or arrangement pursuant to which the Corporation makes, agrees to make or may be obligated to make, any loan, or advance in the nature of a loan, to any other Person;

(e)
any decision to permit or create any security interest or encumbrance on any property or assets of the Corporation (other than a security interest given or created in equipment acquired by the Corporation in the ordinary course of the Business to secure payment of all or part of its price);

(f)
the incorporation of any subsidiary, the acquisition or disposition of any interest in any securities of any Person (other than the Partnership), or the establishment or closing of any office of the Corporation (other than acquisitions and dispositions of investment grade term deposits or money market securities having a term to maturity of less than one year);

(g)
any individual or related capital or other material expenditures by the Corporation in excess of $500,000 (other than for equipment acquired by the Corporation in the ordinary course of the Business) unless such expenditure has been approved in accordance with a business plan and budget approved in accordance with this Section;

(h)	the acquisition or disposition of any interest in land involving the receipt or expenditure of more than $500,000 in any year;

(i)
the disposition of any of the assets of the Corporation having a fair market value exceeding $500,000, or the granting of an option or other right in respect thereof unless such a transaction or series of transactions is contemplated in an Approved Annual Budget and Work Plan, or constitutes the sale or other disposition of equipment which is no longer required in the ordinary course of the Business;

(j)	any decision to expand of capacity of the Kami Project above 8 million tonnes per year and all investments and expenditures related thereto;

(k)
the entering into by the Corporation of (i) any material agreement, instrument or other document, including any partnership or joint venture agreement; or (ii) any contract or transaction not in the ordinary course of the Business;

(l)	any hiring, termination or change in the employment terms of any Senior Personnel of the Corporation and the determination of compensation for any such Senior Personnel;

(m)
the adoption by the Corporation of (i) any bonus or employee benefit plans or programs, (ii) any material amendment to or change in any such plans or programs (including any bonus or employee benefit plans or programs in effect on the date hereof), or (iii) any awards of bonuses or other incentive compensation not under any such plans;

(n)	the execution of any collective bargaining agreement regarding or otherwise affecting employees of the Corporation;

(o)	any material modification of the methods, practices, procedures and policies of accounting of the Corporation;

(p)	any waiver of any material claims or rights of the Corporation (or any subsidiary);

(q)	any material amendment or modification of any contract, agreement, commitment or arrangement required to be approved by the Board pursuant to this Section 6.1;

(r)	the appointment of any legal holder of the majority of the issued and outstanding Units as the Manager of the Kami Project;

(s)	the initial renewal of Alderon as Manager of the Kami Project pursuant to the Management Agreement;

(t)	the issuance of Units and Shares in connection with the expansion of the annual capacity of the Kami Project above 8 million MT of concentrate as per section 8.2 of the Partnership Agreement; and

(u)	any other matter which is referred to in this Agreement as requiring the approval of the Board.

6.2       Matters Requiring Approval by Hebei Nominee

The Corporation and Alderon agree that, provided: (i) Hebei Limited Partner owns at least a 25% Proportionate Interest in the Partnership, or (ii)  Hebei Limited Partner owns not less than a 20% Proportionate Interest in the Partnership as a result of it being diluted from its initial 25% Proportionate Interest in connection with its failure to make Capital Contributions in connection with the expansion of the Kami Project to increase its annual production capacity by a minimum of 4 million MT of iron ore concentrate per annum above 8 million MT per annum, the matters set forth below may not be approved, taken, initiated or implemented by the Corporation (in its own capacity or its capacity as the Managing General Partner of the Partnership) or Alderon (in its capacity as a General Partner, Limited Partner, Manager of the Kami Project or Shareholder) without the prior approval of the Hebei Nominee:

(a)
The Initial Budget and Work Plan, in the event that the aggregate expenditures set out in the Initial Budget and Work Plan exceed the aggregate capital expenditures set out in the Feasibility Study by greater than 15% (without reference to the range of accuracy);

(b)
Any material change in the nature of the business of the Corporation or the Partnership, including the termination of any part of the business or any proposed investment in a business that is materially different than the then existing business of the Corporation or the Partnership;

(c)	The merger or amalgamation of the Corporation and/or the Partnership;

(d)
The appointment or removal of the Manager of the Kami Project and the entering into, termination of, extension of or any amendment to the agreement pursuant to which a manager is appointed as the manager of the Kami Project, including the Management Agreement, other than the initial renewal of Alderon as Manager pursuant to the Management Agreement and other than the appointment of any majority holder of Units as Manager;

(e)	Any amendment, revocation, enactment or replacement of the Articles or the By-Laws;

(f)
Issuance by the Corporation of any Shares or rights to acquire Shares or the issuance by the Partnership of any Units or rights to acquire Units other than in accordance with the provisions of the Partnership Agreement and this Agreement and other than in connection with the expansion of the capacity of the Kami Project above 8 million MT per annum, where Hebei Limited Partner has elected not to contribute its proportionate share of the entire amount of the capital required to effect such expansion;

(g)
The entering into by the Corporation of any agreement or transaction with any Shareholder or any Person not at Arm’s Length with a Shareholder, other than the Partnership Agreement, the Management Agreement or the Off Take Agreement;

(h)	Use by the Corporation of any major asset of the Corporation as collateral for any borrowing beyond that approved in an Approved Annual Budget and Work Plan; and

(i)	Annual Budgets and Work Plans, and any amendments thereto, for each Fiscal Year following Commercial Production.

6.3   Failure to Approve an Annual Budget and Work Plan.

If an Annual Budget and Work Plan or Initial Budget and Work Plan is not approved by the Board and, if applicable, the Hebei Nominee, prior to the commencement of the Fiscal Year that is the subject of such plan, then the Corporation shall be responsible for advancing funds to the Manager under the Management Agreement to continue normal operations in accordance with the last Approved Annual Budget and Work Plan (or in the case of the Initial Budget and Work Plan and Budget, in accordance with the Feasibility Study) until the approval of such work plan and budget. Notwithstanding the foregoing, the approval of the Hebei Nominee shall not be required in respect of any budget and work plan relating to the expansion of the annual capacity of the Kami Project above 8 million MT of concentrate as contemplated in the Partnership Agreement.

6.4       Internal Controls.

The Senior Personnel of the Corporation, in consultation with the manager under the Management Agreement, shall ensure that an appropriate system of internal controls is established and maintained in order to protect the security of funds received, held and disbursed in the course of the Business and the security of confidential information received by the Corporation, the Partnership or the manager under the Management Agreement in the course of the Business.

6.5       Cost-Efficient Conduct of the Business.

The parties acknowledge and agree as a matter of principle that the Corporation shall carry on the Business in as cost-effective manner as is prudent and consistent with the performance of its obligations under this Agreement and the Partnership Agreement.

ARTICLE 7
FINANCIAL AND ACCOUNTING PRACTICES
7.1        Fiscal Year.

The first Fiscal Year of the Corporation shall commence on the date of incorporation and end on December 31, 2012 and thereafter each following Fiscal Year shall commence on January 1 and end on December 31.

7.2       Books of Account.

Proper books of account shall be maintained by the Corporation at its principal office and/or at such other place or places as the Board shall authorize. Such accounts shall be kept in accordance with IFRS, this Agreement, the Partnership Agreement and the requirements of the Act.

7.3        Quarterly Financial Statements.

The Corporation shall cause the Chief Financial Officer of the Corporation to furnish each of the Shareholders of the Corporation with quarterly unaudited financial statements of corporate assets, liabilities, cash flows and operating results of the Corporation.  Such statements shall be provided within 60 days of the end of each quarter of each Fiscal Year.

7.4       Audited Annual Financial Statements.

An audit of the annual financial statements (including a balance sheet and statements of operating results and cash flows) of the Corporation shall be undertaken by the Auditors.  The Auditors shall have access to all books of accounts, records, and all vouchers, cheques, papers and documents of, or which may relate to, the Corporation for this purpose.  A copy of such annual financial statements, together with the Auditor’s report thereon, shall be furnished by the Corporation to each of the Shareholders promptly upon its completion and in any event within 90 days of the end of each Fiscal Year.

7.5       Shareholders’ Right of Inspection and Inquiry.

(a)
The Corporation shall permit persons designated by any Shareholder, at such Shareholder’s expense, to visit and inspect any properties of the Corporation, to examine the books and financial records of the Corporation and to discuss its affairs, finances and accounts, all at such reasonable times and as often as may reasonably be requested by the Shareholder.  The Persons designated by the Shareholders pursuant to this Section 7.5 may include accountants, lawyers, management consultants or others appointed by the Shareholder to examine all or any aspect of the operations of the Corporation, and the Corporation agrees to answer any inquiries which such Persons may make, fully and fairly and to the best of its ability.  The Corporation agrees that such Persons may, in the course of their investigations, discuss the business and affairs of the Corporation with the officers, directors and employees of the Corporation and with the auditors or accountants of the Corporation and others reasonably expected to have knowledge of the relevant matters.  The Corporation acknowledges that such Persons may prepare reports to the Shareholder concerning the Corporation and the Shareholder shall have no obligation to disclose the content of such reports to the Corporation or any other Shareholder. All information obtained and opinions developed in the course of such examinations, inspections or inquiries shall be retained in strict confidence and not used or disclosed by such Shareholder except in the interest of the Corporation or in the Shareholder’s enforcement of its rights hereunder.

(b)
Subsection (a) shall be subject to the obligations of the Corporation, the Partnership and the Board from time to time pursuant to any confidentiality agreements, including the Partnership Agreement and this Agreement.

ARTICLE 8
DIVIDENDS

8.1       Dividend Policy.

The dividend policy of the Corporation will be, within 90 days following each Fiscal Year to declare and pay to the Shareholders a dividend in respect of the Shares (to be declared on the same basis per Share) in an aggregate amount equal to any cash balance in excess of the needs of the Corporation in carrying on the Business, as determined by the Board in its discretion in light of the Corporation’s working capital position and requirements for its next following Fiscal Year and the Net Income of the Corporation for any previous Fiscal Year.

ARTICLE 9
CONFIDENTIALITY

9.1       Confidentiality.

(a)
All information provided pursuant to any provision of this Agreement, and all other information emanating from or pertaining to a party (in any form) that a party (the “receiving party” for the purposes of this Section (a)) may acquire under the terms or otherwise as a result of this Agreement or by virtue of the relationship between the parties created by this Agreement (collectively, “Confidential Information”), shall be considered confidential and, except as otherwise permitted in this Agreement, shall not be used by, or disclosed, revealed or divulged to, any other Person, or published in any manner whatsoever, in a manner not specifically permitted by this Agreement without first obtaining the written consent of the other party (the “disclosing party” for the purposes of this Section (a)), such consent not to be unreasonably withheld.  Confidential Information does not include this Agreement itself and does not include information that:  (i) at the time of disclosure, is already known by the receiving party; (ii) is or becomes publicly known other than through a wrongful act or omission of (A) the receiving party or its partners, officers, directors, employees, agents, consultants, advisors or other representatives, or (B) any other Person subject to a confidentiality agreement or other obligation to hold such information in confidence, whether contractual, fiduciary or otherwise; (iii) is rightfully received from a third party without similar restriction provided that the third party did not come into possession of the Confidential Information as a result, directly or indirectly, of a breach of an obligation of confidentiality owed by

Person to the disclosing party; or (iv) is independently developed by or on behalf of the receiving party without disclosure of or recourse to the Confidential Information.

(b)	Notwithstanding the foregoing, the receiving party may reveal or divulge Confidential Information:

(i)
in the case of the Corporation, to the Shareholders, provided that such Persons have been informed of the Corporation’s confidentiality obligations under this Agreement and have agreed with the Corporation to be bound similarly thereby;

(ii)
to the extent necessary, to any Person providing services to the receiving party to enable the receiving party to perform any of its obligations or exercise any of its rights under this Agreement, provided that such Person has been informed of the receiving party’s confidentiality obligations hereunder and has agreed with the receiving party to be bound similarly thereby;

(iii)
as required by any Governmental Authority or applicable law; provided that, where circumstances permit, and where such disclosure is not made in the ordinary course to such Governmental Authorities, prior to any disclosure, the disclosing party shall be notified by the receiving party of the proposed disclosure and the receiving party shall, at the disclosing party’s request, take reasonable steps to allow the disclosing party, at its sole expense, to contest the requirement for disclosure or to obtain an order or ruling to preserve the confidentiality of such Confidential Information;

(iv)	in connection with any dispute resolution commenced pursuant to this Agreement;

(v)
to the extent necessary, to any financial institution or other Person from whom financing is being sought or to advisors to any such financial institution or other Person, provided that any such financial institution, Person or advisor has been informed of the receiving party’s confidentiality obligations hereunder and has agreed with the receiving party to be bound similarly thereby; or

(vi)
other than Confidential Information related exclusively to another Shareholder, to any arms’ length Person that requires the information on a need-to-know basis for the purpose of due diligence to be conducted by such Person in connection with a bona fide sale by a Shareholder of Units to such Person provided that such Person enters into a confidentiality agreement with the Shareholder, the Corporation and Partnership the terms of which are at least as stringent as the terms and conditions contained in this Section 9.1.

(c)
The parties acknowledge and agree that the Confidential Information may comprise trade secrets or scientific, technical, commercial, financial or labour relations information, supplied in confidence, disclosure of which could reasonably be expected to prejudice significantly the competitive position or interfere significantly with the contractual or other negotiations of one or all of the parties or result in undue loss to one or all of the parties or undue gain to others.

(d)
All Confidential Information shall be made available to a party’s employees, advisors and consultants only as required in order for the receiving party to adequately use such Confidential Information in accordance with this Agreement.  Any party’s employees, advisors or consultants receiving Confidential Information shall be informed of the receiving party’s confidentiality obligations hereunder and the receiving party shall be liable for any breaches thereof by such employees, advisors or consultants.  Prior to disclosing any Confidential Information to its employees, advisors or consultants, a party shall take reasonable precautions to ensure that such employees, advisors or consultants are bound by confidentiality obligations substantially similar to those set out in this Section (d).

9.2        Reasonableness, Remedies, Etc.

Each party acknowledges and agrees that a remedy in damages for any breach by it of Section 9.1 will be inadequate and that, accordingly, the affected party shall be entitled, in addition to a remedy for damages and such other remedies to which it may be entitled, to both temporary and permanent injunctive relief without the necessity of proving actual damage to such party. The right of such affected party to such relief shall not be construed to prevent such affected party from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it for such breach or threatened breach, including the recovery of monetary damages.

9.3       Covenants of the Essence, Survival, No Set-Off.

The covenants of the parties set forth in this Article 9 are of the essence in this Agreement, shall be construed as independent of all other provisions in this Agreement and shall survive any termination of this Agreement. The existence of any claim or action of a breaching party against the affected party, whether predicated on this Agreement or otherwise, shall not constitute a defence to enforcement of the breaching party’s covenants in Article 9 hereof.

ARTICLE 10
TERM OF AGREEMENT
10.1        Term.

(a)	This Agreement shall come into force and effect as of the date hereof and, subject to subsection (b), shall terminate on the earlier of:

(i)	the date on which this Agreement is terminated by written agreement of the then-current parties; and

(ii)
the date on which the Corporation is dissolved in accordance with the Act; provided that the provisions of Article 9 shall survive any termination of this Agreement in accordance with the terms thereof.

(b)           This Agreement may not be terminated, and the parties shall not cause or permit the Corporation to be dissolved, at any time while the Corporation is the Managing General Partner of the Partnership.

ARTICLE 11
IMPLEMENTATION OF AGREEMENT

11.1       Facilitation.

Each of the parties shall promptly cause such meetings to be held, resolutions passed and by-laws enacted, exercise its vote and influence, do and perform and cause to be done and performed, such further and other acts and things as may be necessary and desirable to give full effect to this Agreement and the matters contemplated hereby.  Each Shareholder agrees to execute and deliver all such documents, to exercise all voting rights attaching to any Shares held by it and to do all such other acts and things as the Corporation or any other Shareholder, acting reasonably, may consider necessary or advisable from time to time to ensure that the Board is comprised of the Nominees, all as provided in Section 4.3. By its execution of this Agreement, the Corporation acknowledges that it has actual notice of the terms hereof and agrees with each of the Shareholders that, to the fullest extent permitted by law, it will do all things necessary to comply with, and give effect fully to, the provisions and intent of this Agreement.

11.2       Conflict; Paramountcy.

(a)
Subject to subsection (b), in the event of any conflict between the provisions of this Agreement and the Articles, or the By-laws, this Agreement shall govern to the extent permitted by Applicable Law.  Each of the Shareholders agrees to vote or cause to be voted its Shares so as to cause the Articles or the By-laws to be amended to the extent permitted by Applicable Law or to cause the Corporation to perform such acts as may be necessary to resolve any such conflict in favour of the provisions of this Agreement.

(b)
In the event of any conflict between the provisions of the Partnership Agreement and the provisions of this Agreement, the Articles, or the By-laws, the Partnership Agreement shall govern to the extent permitted by Applicable Law.  Each of the Shareholders agrees to vote or cause to be voted its Shares so as to cause this Agreement, the Articles or the By-laws or any such other agreement to be amended to the extent permitted by Applicable Law or to cause the Corporation to perform such acts as may be necessary to resolve any such conflict in favour of the provisions of the Partnership Agreement.

For greater certainty, this Agreement shall not, and shall not be interpreted to, amend or otherwise vary the Partnership Agreement or any rights or obligations thereunder of any of the parties thereto.

ARTICLE 12
ARBITRATION

12.1       Arbitration.

(a)
Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the parties within a reasonable period not exceeding 60 days from the date such dispute is communicated by one party to the other, may be referred by either party hereto to be finally determined by arbitration by a single arbitrator sitting in Toronto, Ontario, Canada under the Arbitration Act, 1991 (Ontario).  If the parties have not agreed upon the person to act as arbitrator hereunder within thirty (30) days after a party’s request for arbitration, either of the parties may apply to the Ontario courts to select and appoint a single arbitrator.  The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute.  The parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein.  The parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law.  In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.

(b)
It is the intention of the parties that the entire arbitration, commencing from the appointment of the arbitrator to the award, shall be concluded within a period of three months.  Each party shall bear its own costs in any arbitration, provided that, if the arbitrator finds that any party shall have acted unreasonably, then the arbitrator may, in its sole discretion, award costs against such party.

ARTICLE 13
NOTICES

13.1       Notices.

Any notice, communication, payment or demand required or permitted to be given or made hereunder shall be sufficiently given or made for all purposes if delivered personally or transmitted by telecopy, fax or electronic means to the party or to an officer of the party to whom the same is directed, addressed as follows:

if to the Corporation, addressed to it at:

Kami General Partner Limited
Suite 250, 2000 McGill College Avenue,
Montreal, QC  H3A 3H3
Canada

Attention:                      President
Telecopier:                      514 281 5048

if to the Hebei Sub, addressed to it at:

c/o Hebei Iron & Steel Group Co., Ltd.
No.40 Yuhua West Road
Shijiazhuang, China
P.C.050000

Attention:                      President

Facsimile:                      086 10 85 898292

with a copy, which shall not constitute notice, to:

Davies Ward Phillips & Vineberg LLP
44th Floor 1 First Canadian Place
Toronto, ON  M5X 1B1
Canada

Attention:                      Patricia Olasker
Facsimile:                      416.863.0871

If to Alderon, addressed to it at:

Alderon Iron Ore Corp.
Suite 250, 2000 McGill College Avenue,
Montreal, QC  H3A 3H3
Canada

Attention:                      President
Facsimile:                      514.281.5048

With a copy, which shall not constitute notice, to:

Cassels Brock & Blackwell LLP
2100-40 King Street West
Toronto ON  M5H 3C2

Attention:  John Vettese
Facsimile:  416.350.6930

and if to a Shareholder or a director of the Board, to the address or fax number (if any) of such Shareholder, director as it appears on the Corporation’s records.  Any such notice that is given by personal delivery shall be deemed to have been received on the day of actual delivery thereof and any notice given by telecopy, fax or electronic means shall be deemed to have been received on the first Business Day after the transmittal thereof.  Any Shareholder or director may change his or her address or fax number by giving written notice of such change to the Corporation and the Corporation may change its address or fax number by giving such notice thereof to the Corporation on behalf of the parties.

ARTICLE 14
GENERAL

14.1       No Unanimous Shareholders Agreement, Etc.

This Agreement does not restrict the discretion and powers of the directors on the Board to manage or supervise the management of the Business of the Corporation and is not a “unanimous shareholder agreement” as defined in the Act.  For greater certainty and notwithstanding any other provision of this Agreement, nothing in this Agreement entitles any Shareholder to take part in the control of the business of the Partnership; and this Agreement shall not be interpreted to enable any Shareholder to take part in the control of the business of the Partnership nor to constitute any Shareholder as taking part in the control of the business of the Partnership.

14.2       Amendment.

Except as expressly provided in this Agreement, no amendment of this Agreement shall be binding unless it is approved by an Extraordinary Resolution.  If an Extraordinary Resolution is obtained, such amendment shall be binding on the Corporation and all Shareholders, whether or not they approved such amendment.  The Board may, without prior notice to or consent of any Shareholder, amend this Agreement in writing:  to cure any ambiguity or to correct or supplement any provision contained herein which, in the opinion of counsel for the Corporation, may be defective or inconsistent with any other provision hereof if, in the opinion of such counsel, such amendment does not and shall not in any way adversely affect the rights or obligations of the Corporation, the Board or any Shareholder; provided that all Shareholders shall be notified of full details of any amendment to this Agreement under this Section 14.2, including a copy of this Agreement as so amended, within 10 days after the effective date of such amendment.

14.3       Further Assurances.

Each party hereto will, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement and the matters contemplated hereby that the other parties hereto may reasonably require, for the purposes of giving effect to this Agreement and the matters contemplated hereby.

14.4        No Waiver.

No course of performance and no delay or failure by either party in exercising any right or remedy it may have under this Agreement or in law shall operate as a waiver of or otherwise prejudice such party’s rights or remedies.  No single waiver or exercise of any such right or remedy shall preclude the further exercise thereof or the exercise of any other right or remedy.  No right or remedy conferred upon either party by this Agreement shall be exclusive of any other right or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.  No waiver of any provision or breach of any provision of this Agreement shall be construed to be a waiver of any succeeding breach such provision or of any other provision herein and any such waiver shall only be effective if made in writing signed by the party against whom such waiver is sought to be enforced.

14.5       Severability.

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.  To the extent permitted by Applicable Law, the parties waive any provision of Applicable Law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

14.6        Counterparts.

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.  Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

14.7       Successors; No Assigns.

This Agreement will enure to the benefit of, and be binding on, the parties and their respective successors and permitted assigns.  No party may Transfer, all or any part of its respective rights or obligations under this Agreement other than in conjunction with a transfer of its Units pursuant to and in accordance with the terms of the Partnership Agreement.

14.8       No Third Party Beneficiaries.

Notwithstanding any other provision of this Agreement, none of the rights or obligations hereunder of any party shall enure to the benefit of or be enforceable by or against any Person other than the parties and their respective successors and permitted assigns.

14.9       No Partnership.

Nothing in this Agreement shall, in any way or for any purpose, constitute any party a partner of or a joint venturer with any other party.

14.10       Law of Interpretation.

This Agreement will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and will be treated, in all respects, as an Ontario contract.

14.11       English Language.

The English language version of this Agreement is the authoritative version. In the event of any conflict between any version of this Agreement in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Agreement shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

Signature Page Follows

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed with effect as of the date first set out above.

KAMI GENERAL PARTNER LIMITED
Per:	(signed) “Mark J. Morabito”
Name: Mark J. Morabito
Title: Director
Per:
Name:
Title:

ALDERON IRON ORE CORP.
Per:	(signed) “Mark J. Morabito”
Name: Mark J. Morabito
Title: Executive Chairman
Per:
Name:
Title:

HBIS INTERNATIONAL HOLDING (CANADA) CO., LTD.
Per:	(signed) “Zheng Liangjun”
Name: Zheng Liangjun
Title: Director
Per:
Name:
Title:

SCHEDULE “A”

TO

SHAREHOLDERS AGREEMENT

SHAREHOLDINGS

Alderon:	750,000
Hebei Sub:	250,000